FORM OF

ESCROW AGREEMENT

This ESCROW AGREEMENT dated this 12th day of February, 2007, is by and among OLD MUTUAL INSURANCE SERIES FUND, a Delaware statutory trust (the “Trust”), OLD MUTUAL CAPITAL, INC., a Delaware corporation (the “Adviser”), and U.S. BANK, NATIONAL ASSOCIATION, as escrow agent (the “Escrow Agent”).

RECITALS:

WHEREAS, pursuant to that certain Interim Sub-Advisory Agreement between the Trust, the Adviser, and the sub-adviser (“Sub-Adviser”) to the portfolios identified on Schedule A attached hereto (each a “Portfolio” and together, the “Portfolios”), the Sub-Adviser has been appointed by the Adviser to serve as Sub-Adviser to the Portfolios or a portion thereof (each an “Interim Sub-Advisory Agreement”). Except as provided herein, capitalized terms used but not defined herein have the meanings given to such terms in the Interim Sub-Advisory Agreement; and

WHEREAS, in accordance with Section 4 of the Interim Sub-Advisory Agreement, compensation payable by the Adviser for the Sub-Adviser’s services will be deposited by the Trust in an interest-bearing escrow account at the end of each month pursuant to a schedule of sub-advisory fees to be provided by the Adviser; and

WHEREAS, the Trust, the Adviser and the Escrow Agent now wish to provide for the appointment of an escrow agent to hold the escrowed funds, and to set forth the terms and conditions under which the funds held in escrow shall be disbursed;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.            Appointment of Escrow Agent. The Trust, on behalf of itself and the Portfolios, and the Adviser hereby appoint the Escrow Agent as the escrow agent under this Escrow Agreement and the Escrow Agent hereby accepts such appointment and agrees to hold and deposit all of the funds deposited into escrow with it pursuant to the Interim Sub-Advisory Agreement in accordance with the terms hereof, and to perform its other duties hereunder.

2.            Establishment of Escrow Funds. The Escrow Agent will maintain a separate escrow account for each Portfolio. The Trust, on behalf of each Portfolio, will deliver to the Escrow Agent, as provided in Section 4 of the Interim Sub-Advisory Agreement, the Sub-Adviser’s compensation for each Portfolio. The Adviser, with respect to the Portoflios, will deliver to the Escrow Agent a schedule setting forth the sub-advisory fees to be held in each escrow account on behalf of the Sub-Adviser, consistent with the terms of the Interim Sub-Advisory Agreement. Upon receipt of a deposit from the Trust on behalf of a Portfolio, the Escrow Agent shall provide written confirmation to the Trust and the Adviser that such sum has been deposited with it. The Sub-Adviser’s compensation for the Portfolios (or portion thereof) held in the escrow accounts by the Escrow Agent hereunder, together with all interest and other earnings thereon (“Earnings”), herein is referred to as an “Escrow Fund,” and collectively as “Escrow Funds.”

3.            Duty to Invest Escrow Funds. All Escrow Funds shall be invested in U.S. Bank Money Market Account.

4.            Income on an Escrow Fund. All Earnings shall be added to the Escrow Fund and distributed in accordance with the terms hereof.

5.	Delivery of Escrow Funds by Escrow Agent.

(a)          The Escrow Agent shall release the Escrowed Funds as instructed in a writing signed by both the Trust and the Adviser (each, a “Joint Instruction”), which Joint Instruction shall include wire transfer or other payment instructions; shall certify that an event in subsection (b) or (c) of this section has occurred; and, if an event in subsection (c) has occurred, shall certify the amount to be paid to the Sub-Adviser, as applicable, under such subsection (c).

(b)          If a majority of a Portfolio’s outstanding voting securities approve a new Sub-Advisory Agreement with the Sub-Adviser for such Portfolio within 150 days following the Commencement Date, the amount in the escrow account (including Earnings) which has been deposited by the Trust on behalf of such Portfolio shall be paid to such Sub-Adviser within one business day following Joint Instruction to the Escrow Agent of such approval by the shareholders of said Portfolio.

(c)          If a majority of a Portfolio’s outstanding voting securities do not approve a new Sub-Advisory Agreement with the Sub-Adviser, the Sub-Adviser shall be paid, out of the escrow account, within one business day following Joint Instruction to the Escrow Agent of such non-approval, the lesser of: (i) any costs, subject to the approval of the Board of Trustees of the Trust, incurred by such Sub-Adviser in performing the services under the applicable Interim Sub-Advisory Agreement (plus Earnings on that amount while in escrow); or (ii) the total amount in the escrow sub-account (plus Earnings). The Trust shall be paid out of the applicable escrow account the remainder amount.

6.            Suspension of Performance; Disbursement into Court. If, at any time, there shall exist any dispute between the Trust and the Adviser or the Adviser and the Sub-Adviser with respect to the holding or disposition of any portion of the Escrow Funds or any other obligations of Escrow Agent hereunder, or if at any time the Escrow Agent is unable to determine, to the Escrow Agent’s sole satisfaction, the proper disposition of any portion of the Escrow Funds or the Escrow Agent’s proper actions with respect to its obligations hereunder, or if a successor Escrow Agent has not been appointed within 30 days of the furnishing by the Escrow Agent of a notice of resignation pursuant to Section 7 hereof, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

(a)          suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor Escrow Agent shall have been appointed (as the case may be); provided, however, that Escrow Agent shall continue to invest the Escrow Funds in accordance with Section 3 hereof; and/or

(b)          petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction for instructions with respect to such dispute or uncertainty, and to the extent required by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all funds held by it in the Escrow Funds, after deduction and payment to Escrow Agent of all fees and expenses (including court costs and attorneys’ fees) payable to, incurred by, or expected to be incurred by Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

The Escrow Agent shall have no liability to the Trust, the Adviser, their respective shareholders or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Funds or any delay in or with respect to any other action required or requested of Escrow Agent.

7.            Resignation and Removal of Escrow Agent. The Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days’ prior written notice to the Trust and the Adviser, or may be removed, with or without cause, by the Trust and the Adviser acting jointly by furnishing written notice to the Escrow Agent, at any time by the giving of ten (10) days’ prior written notice to the Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided herein. Upon any such notice of resignation or removal, the Trust and the Adviser jointly shall appoint a successor Escrow Agent hereunder, which shall be a bank. Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent’s resignation or removal, and not withstanding any termination of this Escrow Agreement, the provisions of this Escrow Agreement shall inure to the benefit of the Escrow Agent as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall pay all funds held by it in the Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after deduction and payment to the retiring Escrow Agent of all fees and expenses (including court costs and attorneys’ fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

8.	Liability of Escrow Agent.

(a)          The duties of the Escrow Agent hereunder are entirely administrative and not discretionary. The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Escrow Agreement. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no further duties or responsibilities shall be implied. The Escrow Agent is obligated to act only in accordance with written instructions received by it as provided in this Escrow Agreement, is authorized hereby to comply with any orders, judgments or decrees of any court or arbitration panel and shall not incur any liability as a result of its compliance with such instructions, orders, judgments or decrees.

(b)          The Escrow Agent may rely and shall be protected in acting upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the persons or parties purporting to sign the same and to conform to the provisions of this Escrow Agreement. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such instrument.

(c)          The Trust and the Adviser hereby waive any suit, claim, demand or cause of action of any kind which either one or both may now or hereafter have to assert against the Escrow Agent arising out of or relating to the execution or performance by the Escrow Agent of this Escrow Agreement, unless such suit, claim, demand or cause of action is based upon the willful misappropriation of funds by the Escrow Agent or unless a court of competent jurisdiction determines that the Escrow Agent’s gross negligence was the primary cause of a loss to the Trust or the Adviser.

(d)          The Escrow Agent shall have no duty to solicit any payments that may be due to it hereunder. The Escrow Agent shall not incur any liability for following the instructions herein contained or expressly provided for or written instructions given by the Trust and the Adviser. In the administration of this Escrow Agreement and the Escrow Fund hereunder, the Escrow Agent may execute any of its powers and perform its duties hereunder directly or through agents or attorneys and may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons.

9.            Indemnification of Escrow Agent. The Trust and the Adviser, jointly and severally, hereby indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (the “Indemnitees”) against any and all actions, claims, losses, damages, liabilities, fines, penalties, costs and expenses of any kind or nature whatsoever (including, without limitation, reasonable attorneys’ fees, costs and expenses and the reasonable allocated costs and expenses of in-house counsel) (“Losses”) incurred by or asserted against any of them from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action, proceeding or investigation by any person, including without limitation the Trust or the Adviser, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, or common law or equitable cause or otherwise arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transaction contemplated herein; except for any such Losses arising from any liability resulting solely from the gross negligence or willful misconduct of the Escrow Agent or other party claiming indemnification. In addition to and not in limitation of the immediately preceding sentence, the Trust and the Adviser, jointly and severally, also hereby indemnify and hold harmless the Indemnitees and each of them from and against any and all Losses that may be imposed on, incurred by, or asserted against the Indemnitees or any of them for following any instruction or other direction upon which the Escrow Agent is authorized to rely pursuant to the terms of this Escrow Agreement. The provisions of this Section 9 shall survive the termination of this Escrow Agreement and the resignation or removal of the Escrow Agent for any reason. Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of such loss or damage and regardless of the form of action.

10.          Fees and Expenses of Escrow Agent. The Trust and the Adviser shall compensate the Escrow Agent for its services hereunder in accordance with the Letter Agreement dated February 12, 2007, by and among the Trust, the Adviser and the Escrow Agent, attached hereto as Exhibit 1 and, in addition, shall reimburse the Escrow Agent for all of its reasonable out-of-pocket expenses, including travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. All of the compensation and reimbursement obligations set forth in this section shall be payable by the Trust and the Adviser, jointly and severally, upon demand by the Escrow Agent. The obligations of the Trust and the Adviser under this section shall survive any termination of this Escrow Agreement and the resignation or removal of the Escrow Agent.

The Escrow Agent is authorized to, and may, disburse to itself from the Escrow Funds, from time to time, the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which the Escrow Agent or the Indemnitees are entitled to seek indemnification pursuant to Section 9 hereof.) The Escrow Agent shall notify the Trust and the Adviser of any disbursement from the Escrow Funds to itself or the Indemnitees in respect of any compensation or reimbursement hereunder and shall furnish to the Trust and the Adviser copies of all related invoices and other statements. The Trust and the Adviser hereby grant to the Escrow Agent and the Indemnitees a security interest in and lien upon the Escrow Funds and all funds therein to secure all obligations hereunder to the Escrow Agent and the Indemnitees, and the Escrow Agent and the Indemnities shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds. If for any reason funds in the Escrow Funds are insufficient to cover such compensation and reimbursement, the Trust and the Adviser shall promptly pay such amounts to the Escrow Agent or the Indemnitees upon receipt of an itemized invoice.

11.          Notices. Any notice required or permitted hereunder shall be in writing and shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

(a)	If to Trust:

Old Mutual Insurance Series Fund

4643 South Ulster Street, Suite 600

Denver, CO 80237

Attn: Andra Ozols, Esq.

Facsimile: 720-200-7729

With a copy to:

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, PA 19103

Attn: William H. Rheiner, Esq.

Facsimile: (215) 864-8999

(b)	If to Adviser:

Old Mutual Capital, Inc.

4643 South Ulster Street, Suite 600,

Denver, Colorado 80237

Attn: Andra Ozols, Esq.

Facsimile: 720-200-7729

(c)	If to the Escrow Agent:

U.S. Bank, National Association

2 Liberty Place EX-PA-WBSP

50 S. 16th Street, Suite 2000

Philadelphia, PA 19102

Attn: Terence McPoyle

Facsimile: (215) 761-9412

With a copy to:

the Adviser, at the addresses set forth above, if

the notice is from the Trust

or

the Trust, at the address set forth above, if the

notice is from the Adviser

Any party may send any notice required or permitted hereunder to the intended recipient at the address set forth above using any other means of communication (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices required or permitted hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.          Miscellaneous. This Escrow Agreement and the Interim Sub-Advisory Agreement set forth the entire understanding of the parties with respect to the subject matter hereof. All of the terms and provisions of this Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

13.          Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Pennsylvania.

14.          Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the United States District Court for the Commonwealth of Pennsylvania shall have the sole and exclusive jurisdiction over any such proceeding. If all such courts lack federal subject matter jurisdiction, the parties agree that the Superior Court Division of the General Court of the Commonwealth of Pennsylvania shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept service or process to vest personal jurisdiction over them in any of these courts.

15.          Amendments. No amendment to any provision of this Escrow Agreement shall be valid unless it is in writing and signed by the Trust, the Adviser and the Escrow Agent.

16.          Counterparts. This Escrow Agreement may be signed in counterparts, each of which shall be an original and all of which shall constitute one instrument.

17.          Termination. Upon the first to occur of the disbursement of all amounts in the Escrow Funds pursuant to Section 5, or the disbursements of all amounts in the Escrow Funds into court pursuant to Section 6 hereof, this Escrow Agreement shall terminate and the Escrow Agent shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Funds.

18.          Dealings. The Escrow Agent and any stockholder, director, officer or employee of the Escrow Agent may buy, sell, and deal in any of the securities of the Trust or the Adviser and become pecuniarily interested in any transaction in which the Trust or the Adviser may be interested, and may contract and lend money to the Trust or the Adviser and otherwise act as fully and freely as though it were not Escrow Agent under this Agreement. Nothing herein shall preclude the Escrow Agent from acting in any other capacity for the Trust or the Adviser or for any other entity.

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IN WITNESS WHEREOF, this Escrow Agreement has been executed as of the date and year first above written.

OLD MUTUAL INSURANCE SERIES FUND

By:
Name:
Title:

OLD MUTUAL CAPITAL, INC.

By:
Name:
Title:

U.S. BANK, NATIONAL ASSOCIATION
As Escrow Agent

By:
Name:
Title:

SCHEDULE A

Portfolios

PORTFOLIO	SUB-ADVISER
Old Mutual Large Cap Growth Portfolio	Ashfield Capital Partners, LLC (manages 50% of the Portfolio’s assets)
Old Mutual Large Cap Growth Concentrated Portfolio	Ashfield Capital Partners, LLC (manages 50% of the Portfolio’s assets)

U.S. Bank Corporate Trust Services

21 South Street, 3rd Floor

Morristown, New Jersey 07960

Tel. (973) 898-7166

Fax (973) 682-4531

EXHIBIT 1 TO ESCROW AGREEMENT

BETWEEN OLD MUTUAL INSURANCE SERIES FUND, OLD MUTUAL CAPITAL, INC. AND

U.S. BANK, NATIONAL ASSOCIATION DATED FEBRUARY 12, 2007

February 12, 2007	via email: kate.santoro@OldMutualCapital.com

Ms. Kate Santoro, Esq.

Associate Counsel

Old Mutual Capital, Inc.

4643 South Ulster Street, Suite 600

Denver, CO 80237

RE:	OLD MUTUAL INSURANCE SERIES FUND AND OLD MUTUAL ADVISOR FUNDS II ESCROW TRANSACTIONS

Dear Ms. Santoro:

Based on our current understanding of the transaction there will be two Escrow Agreements (each, an “Agreement”). One Agreement will be for Old Mutual Advisor Funds II (“OMAF II”) and the other Agreement will be for Old Mutual Insurance Series Fund (“OMISF”). The Agreements will be in place until July 30, 2007. The monthly sub-advisor fees will be deposited to the respective accounts under each Agreement as instructed by your representative. Upon termination of the Agreements we will be directed to release the funds as per written direction. Enclosed please find a Fee Schedule from U.S. Bank Corporate Trust Services to act as Escrow Agent for the above-referenced transactions.

U.S. Bancorp, headquartered in Minneapolis, is the 6th largest financial holding company in the United States, with total assets exceeding $213 billion. U.S. Bancorp, the parent company of U.S. Bank, serves 13.1 million customers and operates 1,434 branch offices in 24 states. U.S. Bancorp customers also access their accounts through 4,966 U.S. Bank ATMs, U.S. Bank Internet Banking and telephone banking. A network of specialized U.S. Bancorp offices across the nation, inside and outside our 24-state footprint, provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, governments and institutions. U.S. Bank is home of the exclusive Five Star Service Guarantee. Visit U.S. Bancorp on the web at usbank.com.

Our ultimate acceptance of the appointment is contingent upon having in place documentation satisfactory to the Bank. Please sign the enclosed IRS form W-9 and provide some form of identification such as Certificate of Good Standing for the Company and in the case of individuals who are signing the document as a representative please provide photocopies of their driver’s license, and return to our attention. On behalf of U.S. Bank Corporate Trust Services, I thank you for the opportunity to be of service, and invite you to call or write should you have any questions regarding this proposal or any aspect of our services.

Sincerely,

_______________________________________

William T. Lynch

Vice President

U.S. Bank, National Association

cc:	Lynn Hines; Terry McPoyle

Escrow Agent Services for

Old Mutual Insurance Series Fund and Old Mutual Advisor Funds II

Revised Schedule of Fees

One-Time Administration Fee:	$4,000 Per Escrow Agreement

(covering period ending July 30, 2007)

Transaction Expenses:

Per Wire Transfer or Check:	N/A
Security Purchase/Sale:	N/A
Legal Fees and Expenses:[i]	Billed At Cost

The Administration Fee is payable at the closing of this transaction. Thereafter any expenses will be billed on the anniversary date of the closing. The Administration Fee will not be pro-rated.

The above-mentioned Fees are basic charges and do not include out-of-pocket expenses, which will be billed in addition to the regular charges. Out-of-pocket expenses shall include, but are not limited to: telephone tolls, stationery, travel and postage expenses.

Funds will be invested based on the permitted investments in the Governing documents and as instructed by the client/customer pursuant to the Investment Authorization letter. Unless otherwise directed, all funds will be automatically invested into the U.S. Bank Money Market Account. A disclosure form for this account has been enclosed for your review.

Charges for performing extraordinary or other services not contemplated at the time of the execution of the transaction or not specifically covered elsewhere in this schedule will be determined by appraisal in amounts commensurate with the service to be provided.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

Our proposal is subject in all aspects to our review and acceptance of the final documents, which set forth our duties and responsibilities, and the approval of this new business by our New Business Acceptance Committee.

AGREED:

OLD MUTUAL INSURANCE SERIES FUND	OLD MUTUAL CAPITAL, INC.

Signature:	Signature:
Name:	Name:
Title:	Title:
Date:	Date:

i If this transaction is not consummated and is terminated, the responsible party will be billed any unpaid legal fees and expenses incurred on behalf of U.S. Bank and is responsible for the full and prompt payment of such fees and expenses.